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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68925

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/24** AND ENDING **12/31/24**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Lexington Park Capital Markets, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

390 N Orange Ave, Suite 1875

(No. and Street)

Orlando	**FL**	**32801**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Rajib Das	**917-446-3186**	**rdas@lexparkgroup.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RUBIO CPA, PC

(Name – if individual, state last, first, and middle name)

3500 Lenox Rd., Suite 1500	**Atlanta**	**GA**	**30326**
(Address)	(City)	(State)	(Zip Code)

5/5/09		**3514**
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rajib Das _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Lexington Park Capital Markets, LLC _____, as of . December 31 _____, 2 024 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

KATHLEEN MANNES
MY COMMISSION # HH 391152
EXPIRES: May 7, 2027

Notary Public

Signature:

Title:

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

LEXINGTON PARK CAPITAL MARKETS, LLC

FINANCIAL STATEMENTS
WITH
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

FOR THE YEAR ENDED DECEMBER 31, 2024

Lexington Park Capital Markets, LLC
Financial Statements
For The Year Ended December 31, 2024

CONTENTS

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Lexington Park Capital Markets, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Lexington Park Capital Markets, LLC (the "Company") as of December 31, 2024, the related statements of operations, changes in member's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II, and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented

in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2023.

March 31, 2025
Atlanta, Georgia

Rubio CPA, PC

Lexington Park Capital Markets, LLC
Statement of Financial Condition
As of December 31, 2024

ASSETS

Cash	$	12,711
Prepaid Expenses and Deposits		948
Total Assets	$	13,659

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts Payable and Accrued Expenses	$	3,270
Total Liabilities		3,270
Member's Equity		10,389
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	13,659

The accompanying notes are an integral part of these financial statements.

Lexington Park Capital Markets, LLC
Statement of Operations
For The Year Ended December 31, 2024

Revenue		
Forgiveness of Indebtedness - Related Party	$	4,000
Total Revenue		4,000
Expenses		
Professional Fees		18,750
Other		3,290
Total Expenses		22,040
Net Loss	$	(18,040)

The accompanying notes are an integral part of these financial statements.

Lexington Park Capital Markets, LLC
Statement of Changes in Member's Equity
For The Year Ended December 31, 2024

Balance - January 1, 2024	$	13,929
Contributions		14,500
Net Loss		(18,040)
Balance - December 31, 2024	$	10,389

The accompanying notes are an integral part of these financial statements.

Lexington Park Capital Markets, LLC
Statement of Cash Flows
For The Year Ended December 31, 2024

Cash Flows From Operating Activities:		
Net Loss	$	(18,040)
Adjustments to Reconcile Net Loss to Net Cash Used by Operating Activities:		
Decrease in Prepaid Expenses and Deposits		170
Decrease in Accounts Payable and Accrued Expenses		(8,085)
Net Cash Used by Operating Activities		(25,955)
Cash Flows From Financing Activities:		
Contributions		14,500
Net Cash Provided By Financing Activities		14,500
Net Decrease in Cash		(11,455)
Cash - Beginning of Year		24,166
Cash - End of Year	$	12,711

The accompanying notes are an integral part of these financial statements.

(1) Organization and Description of Business

Lexington Park Capital Markets, LLC, (the "Company"), is a wholly owned subsidiary of the Lexington Park Group, LLC (the "Member"). The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a Delaware limited liability company organized in May 2011 and became a broker-dealer in May 2014. As a limited liability company, the Member's liability is limited to its investment.

The Company provides private placement services to middle market companies and develops structured programs for arranging financings and effecting merger and acquisition transactions.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") as established by the Financial Accounting Standards Board ("FASB") to ensure consistent reporting of financial condition, results of operations, and cash flows.

(b) Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses. Actual results could differ from the estimates that were assumed in preparing the financial statements.

(c) Income Taxes

The Company is a single-member limited liability company and is considered a disregarded entity for federal income tax reporting purposes. Accordingly, the Company does not file a separate income tax return. The income or losses of the Company flow through to and are taxable to the Member. Therefore, no income taxes are reflected in the accompanying financial statements.

The Company follows the provisions of FASB Accounting Standards Codification 740-10 ("ASC 740-10"), Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return.

The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

(d) Cash

The Company maintains its cash in a bank account at a high credit quality financial institution. The balance at times may exceed federally insured limits.

(2) Summary of Significant Accounting Policies (continued)

(e) Revenue Recognition

Revenue from contracts with customers includes private placement and advisory services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company provides placement and advisory services related to capital raising activities and mergers and acquisitions transactions. Revenue for advisory agreements is generally recognized at the point in time that performance under the agreement is completed (the closing date of transaction) or the contract is terminated. However, for certain contracts, revenue is recognized over time for advisory agreements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing the revenue would be reflected as deferred revenues.

The Company recognizes success fee revenue upon completion of a success fee-based transaction as this satisfies the only performance obligation identified by the Company.

(3) Related Party Transaction

The Company operates from office space provided by its Member at no cost to the Company.

During 2024, the Company received an informal loan of $4,000 from an entity wholly owned by the Chief Executive Officer of the Company. The informal loan was forgiven in its entirety by the related entity and is reflected as forgiveness of indebtedness revenue within the accompanying statement of operations.

Financial condition and results of operations would differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

(4) Contingencies

The Company is subject to litigation in the ordinary course of business as a registered broker-dealer. The Company has no litigation in progress at December 31, 2024.

(5) Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2024, the Company had net capital of $9,441 which was $4,441 in excess of its required minimum net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.35 to 1.00.

(6) Subsequent Events

Subsequent events were evaluated through the date the financial statements were issued.

(7) Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including private placements of securities and merger and acquisition advisory services. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income or loss to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitutes a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

(8) Net Loss

The Company incurred a loss for 2024 and was dependent upon capital contributions from its Member for working capital and net capital. The Company's Member has represented that it has the means and intention to provide capital contributions as needed to ensure the Company's survival through at least one year subsequent to the date of the report of the independent registered public accounting firm.

Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event that the Company ceases to continue as a going concern.

SUPPLEMENTARY INFORMATION TO FINANCIAL STATEMENTS

Lexington Park Capital Markets, LLC
Schedule I
Computation Of Net Capital Under Rule 15c3-1
Of The Securities And Exchange Commission

December 31, 2024

Member's Equity	$	10,389
Non-allowable Assets		
Prepaid Expenses and Deposits		948
Total Non-Allowable Assets		948
Net Capital		9,441
Minimum Net Capital Required (greater of $5,000 or 6-2/3% of aggregate indebtedness)		5,000
Excess Net Capital	$	4,441
Total Aggregate Indebtedness	$	3,270
Ratio of Aggregate Indebtedness to Net Capital		0.35 to 1.00

Reconciliation with the Company's Computation of Net Capital
in Part IIA of Form X-17A-5 as of December 31,2024:
There is no material difference between the above computation of
net capital and the corresponding computation reported in Part II A
of Form X-17A-5 as of December 31, 2024

LEXINGTON PARK CAPITAL MARKETS, LLC
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2024

The Company does not claim exemption from Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release. The Company does not hold customer funds or securities.

LEXINGTON PARK CAPITAL MARKETS, LLC
SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2024

The Company does not claim exemption from Rule 15c3-3 in reliance upon Footnote 74 of 2013 Release. The Company does not hold customer funds or securities.

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Lexington Park Capital Markets, LLC

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) Lexington Park Capital Markets, LLC did not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release, (2) Lexington Park Capital Markets, LLC stated that it conducted business activities involving private placement of securities and mergers and acquisition advisory services throughout the year ended December 31, 2024, without exception, and (3) Lexington Park Capital Markets, LLC stated that Lexington Park Capital Markets, LLC met the identified conditions for such reliance throughout the most recent fiscal year without exception. Lexington Park Capital Markets, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Lexington Park Capital Markets, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the 2013 Release.

March 31, 2025
Atlanta, GA

Rubio CPA, PC

LEXINGTON PARK CAPITAL MARKETS, LLC
390 N Orange Ave, Suite 1875
Orlando, FL 32801

EXEMPTION REPORT

We, as members of management of Lexington Park Capital Markets, LLC (the "Company"), are responsible for complying with Rule 17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of Rule 17a-5 and the exemption provisions in Rule 15c3-3(k) (the "exemption provisions") and of the 2013 Release adopting amendments to Rule 17a-5, including Footnote 74 of the 2013 Release.

We have determined that the Company does not meet any of the exemption conditions of paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii)) but also (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) and therefore is covered by Footnote 74 of the 2013 Release.

Accordingly, based on our evaluation we make the following statements to the best knowledge and belief of the Company:

1. We reviewed the provisions of Rule §15c3-3 and related guidance stated in the SEC Staff's FAQ and confirmed that the Company relied on Footnote 74 of the 2013 Release.

2. The Company conducted business activities involving private placement of securities and mergers and acquisition advisory services throughout the year ended December 31, 2024, without exception.

3. The Company met the identified conditions for such reliance throughout the period January 1, 2024, to December 31, 2024, without exception.

[signature]

_____

Rajib Das, CEO March 18, 2025